SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

PCCW Limited
(Translation of Registrant's Name Into English)
39th Floor, PCCW Tower,
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.          Interim Report for the six months ended June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 29, 2003	By: /s/ Fiona Nott Name: Fiona Nott Title: Company Secretary

FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements as defined in Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the “Company” or “PCCW”) about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and are difficult to predict. Consequently, actual results could differ materially from those expressed, or forecast, in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include: (a) increased competition from regulatory changes in the Hong Kong telecommunications markets and the Company’s ability to deal with the negative effects of those changes; (b) the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services; (c) the Company’s ability to execute its business strategy including its ability to enter into business combinations, strategic investments and acquisitions; (d) the Company’s ability to implement its business plan as a consequence of its substantial debt; (e) the risk of significant increase in interest rates as some of the Company’s outstanding debt and guarantee obligations bear interest at a floating rate; (f) the risks related to the funding requirement of the Company’s development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale, and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government; (g) the adverse effect on the profitability of the Company’s international telecommunications network backbone joint venture business as a result of an increasingly competitive market; (h) the risks associated with the Company’s long term contractual arrangements with its international telecommunications network backbone joint venture for the acquisition of international connectivity services; (i) the Company’s ability to pursue its strategy with respect to some investments in which it shares control or does not have a controlling interest; and (j) the Risk Factors set out in the “Risk Factors” section of the Company’s 2002 annual report on Form 20F, as filed with the United States Securities and Exchange Commission on June 30, 2003 and published on the Company’s website. Reliance should not be placed on these forward-looking statements, which reflect the view of the Company’s directors and management as of the date of this report only. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Exchange Rates

This report contains translations of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

CONTENTS

2	Financial Highlights

3	Statement from the Chairman

4	Statement from the Deputy Chairman and Group Managing Director

6	A review of progress

10	Management’s Discussion and Analysis

24	Unaudited Condensed Consolidated Income Statement

25	Unaudited Condensed Consolidated Balance Sheet

26	Unaudited Consolidated Statement of Changes in Equity

27	Unaudited Condensed Consolidated Cash Flow Statement

28	Notes to the Unaudited Condensed Consolidated Financial Statements

37	General Information

48	Investor Relations

Financial Highlights

For the six months ended June 30, 2003

In HK$ million (except for earnings/(loss) per share)	2003 (Unaudited)	2002 (Unaudited) (Restated)

Turnover	10,726	10,203

Operating profit before net gains/(losses) on investments and provision for impairment losses	2,358	2,724
Gains/(Losses) on investments, net	403	(124)
Provision for impairment losses	(55)	—

Profit from operations	2,706	2,600
Finance costs, net	(1,026)	(1,074)
Share of results of jointly controlled companies	(422)	292
Share of results of associates	18	63
Loss on disposal of interest in Joint Venture (Bermuda) No. 2 Limited (“RWC”)	—	(1,771)

Profit before taxation	1,276	110
Taxation, as previously stated	(668)	(834)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	—	227
Taxation, as restated	(668)	(607)

Profit/(Loss) after taxation	608	(497)
Minority interests	95	49

Profit/(Loss) for the period attributable to shareholders	703	(448)

Basic earnings/(loss) per share	15.11 cents	(9.77 cents)

Diluted earnings per share	14.89 cents	N/A

EBITDA*	3,862	4,131

* Please refer to Note 10 on page 32 for definition of EBITDA.

Statement from the Chairman

Dear Fellow Shareholders,

The results for the six months ended June 30, 2003 demonstrate that we have built on our achievements of 2002 and continue to make strong progress.

We delivered a solid operating performance and an improved balance sheet, while maintaining our market-leading service standards. This was achieved despite an environment that presented a number of economic, political, regulatory, competitive and even public health challenges in Hong Kong.

We further strengthened our competitive, operating and financial position for the future. We continued to reduce debt and refinance on better terms. We will continue with many key initiatives we have under way: our highly successful launch of new generation fixed-line services to revitalize our core business and reduce churn; our groundbreaking now Broadband pay-TV service; and the launch of the second phase of our Residence Bel-Air apartments at Cyberport, the largest high quality development on Hong Kong Island South.

We see many encouraging indicators for the rest of 2003 and beyond. In many ways, the environment in which PCCW operates is improving. There are signs of economic recovery, while CEPA (Closer Economic Partnership Arrangement) promises closer economic ties between Hong Kong and Mainland China.

There are also early signs of movement towards regulatory balance in Hong Kong. Our overall regulatory aim is to bring about a level playing field that will enable us to compete on fairer terms.

We continue to pursue our stated financial goals of reducing debt and achieving ‘A’ ratings at PCCW-HKT Telephone Limited (HKTC). Further de-leveraging, coupled with a constant effort to control costs, exit non-core businesses and maximize free cash flow should further enhance shareholder value.

Lastly, we are delighted that Jack So joined PCCW as Group Managing Director in July 2003.

The improvement of our operating performance and the strong and solid platform created by management and staff at PCCW during the first half of 2003 have positioned the Group for further growth – for the benefit of our shareholders, customers and employees.

Richard Li Chairman August 28, 2003

Statement from the Deputy Chairman
and Group Managing Director

This is an exciting time for me to join PCCW as Deputy Chairman and Group Managing Director. Although I have been in the post only a short time, I have been very impressed with the quality of the Company, its management and its staff.

The first half of 2003 saw the Group’s net debt reduced to below HK$30.33 billion (about US$3.9 billion) after adjusting for our recent share placement. In terms of operating results, the EBITDA margin, excluding Residence Bel-Air pre-sales, increased to 42 percent at end-June 2003 from 40 percent a year earlier.

PCCW reported an attributable profit for the six months of HK$703 million (about US$90 million) versus a loss in the same period last year. This is despite continued downward pressure on market share and the loss arising from Reach Ltd. (Reach).

The loss of our market share in the fixed-line business is partly a result of the difficult economic environment but is also tied to outdated and excessive regulatory restrictions that hinder the market’s development.

We have been working hard to boost revenue and reduce churn in our fixed-line business. Our new generation fixed-line services have made an impressive start.

Hong Kong is going through major economic restructuring. Trade ties with Mainland China will be further strengthened with CEPA (Closer Economic Partnership Arrangement) boosting Hong Kong’s already well recognized role as the service center for the Pearl River Delta.

Without doubt, one of the pillars of a service center is telecommunications, and Hong Kong is already one of the world’s leaders in this sector. Many significant changes have taken place since deregulation began in 1995. New entrants no longer face any legal, regulatory, economic or technical barriers.

Hong Kong now has six competing network operators offering an extensive range of services and quality. Consumers have undoubtedly benefited from the variety of products and lower prices. However, excessive competition has led to fierce price wars and has dampened the incentive to invest.

A government review on this subject is under way and we are putting our case forward that, eight years into the liberalization process, there is now no longer any obstacle to market access. More than 80 percent of Hong Kong’s population currently has a choice of three networks in the fixed-line market. PCCW should therefore be allowed to compete on a level-playing-field basis.

Despite the current difficulties, PCCW has not given up on its mission to take Hong Kong to the next level of telecoms development. The latest example is our new pay-TV service, now Broadband TV, which offers Hong Kong television viewers world-class content in DVD quality, delivered over our extensive broadband network.

The entire executive team is committed to making PCCW a global leader in telecommunications technology for the benefit of our shareholders and the community of Hong Kong

Hong Kong will remain the main focus of PCCW’s business. We are confident that our various business lines will benefit from a fairer regulatory regime, a recovering economy and strengthened trade links with the Mainland, especially in the Pearl River Delta. But we must also look for future growth and expansion opportunities. We have already made a good start in Mainland China, in particular through our Business eSolutions division. We believe the potential for IT&T development is enormous in the China market.

On the technology front, the Company is also making strong progress in the wireless Internet arena. Not only has PCCW launched more than 200 wi-fi hotspots around Hong Kong, we also recently acquired rights in the UK to develop a wireless broadband service, at relatively low cost, in the 3.5GHz spectrum for the next 15 years. The UK experience will provide an excellent basis for expansion into other markets, including Mainland China.

At PCCW, we strive to bring better products and services to the market, to enhance the top line, with a sharp focus on future direction in terms of geographical expansion and technical development.

The entire executive team is committed to making PCCW a global leader in telecommunications technology for the benefit of our shareholders and the community of Hong Kong.

Jack So Deputy Chairman and Group Managing Director August 28, 2003

A review of progress

Our message to customers in 2003: Accept no less

Year 2003 is likely to be remembered as a turning point in the ‘PCCW story’ when Hong Kong received a boost to its status as one of Asia’s centers of technology excellence.

Our launch of new generation fixed-line services on July 17 this year signalled the start of a reinvention of the fixed-line telephone experience and instantly won the backing of customers.

Our new generation services were adopted on more than 350,000 residential and business lines in just six weeks, prompting the Company to reset its 300,000 year-end target to 600,000 – the original goal for end-2004.

On August 28, we announced our groundbreaking pay-TV service, now Broadband TV, with 23 channels of quality television programming to enable customers to get even more from their broadband line.

This means existing phonelines into the home will be able to deliver fast Internet access and high-quality television, plus our new generation fixed-line services and ordinary phone or fax calls – all at the same time.

PCCW is revolutionizing the telephone and Internet user experience like no other operator. That’s why our message to customers is: Accept no less.

Today, customers are able to enjoy SMS (short messaging services) and access to information on big-screen phones, as well as a network-based ‘personal assistant’ to store personal and corporate directories and to dial numbers by voice command. In addition, businesses can improve relationships with their customers by using our network’s ‘auto receptionist’ to greet and relay callers.

PCCW customers will soon come to regard their fixed-line phone as a terminal. More information services are on the way, as well as a feature that will allow users to send and receive e-mails as if their home phone were a computer connected to the Internet.

In the face of fierce competition, our chosen battlefield is not price, but innovation, value and quality of service

Our new generation fixed-line services fit perfectly with PCCW’s strategy to boost customer loyalty by adding value to a growing portfolio of offerings.

We want to attract and retain Hong Kong’s sophisticated users of communications technology and capture market share, but not at the expense of revenue per customer.

In the face of fierce competition, our chosen battlefield is not price, but innovation, value and quality of service. And our strategy is working. For example, our program to win back customers has progressed steadily to the point that the number of customers returning to PCCW in July 2003 was considerably higher than in any month in 2002. Furthermore, line loss among our business customers in the first half of 2003 was down 16 percent compared to the second half of 2002. In the local data market, we continued to grow bandwidth to offset the effect of falling prices and developed new applications. Video-conferencing, for example, now offers an IP-based service with stronger market appeal than the traditional ISDN-based model. Video-conferencing has increased in popularity, as Asia’s business community looks for ways to improve efficiency.

Broadband growth has continued at more than 10,000 lines per month and PCCW’s market share of new lines is above 50 percent. Annual customer growth has been over 20 percent with steady premium average revenue per user (ARPU).

The total number of broadband lines supplied by PCCW rose to about 629,000 at June 30 this year from 487,000 at the end of June 2002.

PCCW is the clear market leader in one of the world’s most highly developed broadband markets

PCCW’s broadband network is able to serve all major business areas and 95 percent of Hong Kong households – one of the highest such percentages in the world. In fact, PCCW is the clear market leader in one of the world’s most highly developed broadband markets.

The number of NETVIGATOR broadband consumer subscribers grew 20 percent to 460,000 between end of June 2002 and June 30, 2003, and the number of broadband subscribers in our business market increased to approximately 57,600. PCCW’s marketing efforts now extend to the SME (small to medium size enterprises) sector.

Once again, adding value is boosting customer retention. For example, PCCW is the first in the market to integrate anti-virus and anti-hacking features as standard to address Internet security concerns in the commercial sector.

NETVIGATOR continues to be Hong Kong’s largest Internet service provider (ISP), holding over 50 percent of the market. It is also available without the need of wires or phone-sockets in more than 200 wi-fi hotspots in coffee shops, restaurants, hotels and other locations including Hong Kong International Airport.

continued on page 8

A review of progress

continued from page 7

Some NETVIGATOR hotspots can now be used by non wi-fi enabled PDAs (personal digital assistants), thanks to the addition of leading-edge Bluetooth and infrared technologies.

In fact, Hong Kong is able to boast the first hotspots in Asia to offer Bluetooth and infrared facilities.

Early 2003 saw NETVIGATOR winning the Best ISP Award from Hong Kong’s Next magazine – for the fifth year in succession.

Further recognition came in July 2003 from the UK technology research firm BroadGroup, which ranked the wireless.netvigator.com website the world’s No.1 hotspot website and saluted its customer-friendliness. BroadGroup also reported that NETVIGATOR Wireless had set a world-class benchmark in the marketing of wi-fi services.

Since its launch in January 2003, our technical services subsidiary Cascade Limited (Cascade) has been exploring opportunities to add to a number of existing contracts with major organizations.

After winning contracts in southeast Asia and China, Cascade is poised to expand into other regional markets. While offering a traditional portfolio of network design, construction and maintenance, Cascade is also positioning itself as a ‘cutting-edge’ supplier drawing on its Hong Kong experience with broadband access deployment, Internet service provision, broadband content management and wi-fi networks. Cascade is the only telecoms technical services firm in the region with TL9000 accreditation and has eight years of full network competition experience in Hong Kong, making its services especially attractive in liberalizing markets.

In the UK, in June 2003, PCCW acquired 13 PFWA (Public Fixed Wireless Access) licenses for approximately HK$80 million (about US$10.3 million). Covering more than 80 percent of the UK population, the licenses enable use of fixed wireless radio spectrum to deliver broadband Internet-access services. The terms of the licenses allow services to be tailored to specific localities or customer groups, with no roll-out obligations.

PCCW believes the PFWA licenses provide an opportunity for geographical expansion at manageable cost, especially in view of PCCW’s broadband marketing expertise.

Cascade is positioning itself as a ‘cutting-edge’ supplier drawing on its Hong Kong experience

Meanwhile in China, PCCW – led by its Business eSolutions division – formed a venture with China Telecom to provide IT solutions to major business organizations. This was in addition to PCCW’s PCITC alliance with Sinopec, formed in February 2002 to serve Sinopec plus other players in China’s petrochemical sector.

In early 2003, Business eSolutions (which adopted the Unihub brand identity on September 1, 2003) embarked on a contract to provide a solution for Bank of China’s credit-card ‘back office’ processing system in China. It also extended a 2002 enterprise resource planning (ERP) project into more provinces for China Mobile and completed the flight information display system for Xiamen Airport.

The Business eSolutions contribution to the Hong Kong SAR Government’s Smart ID Card system led to the first of the new cards being issued in June this year. And other Business eSolutions contract work included a Human Resources Management and Financial Management System for the Hong Kong Council of Social Service.

Despite difficult conditions in Hong Kong’s property market, PCCW’s Infrastructure division, as of August 28, 2003, sold all the 544 luxury apartment units in Phase One of the Residence Bel-Air development at the Cyberport IT campus. The proceeds will be used to fund future construction and other project costs, negating the need for PCCW to fund the project in future.

The second phase of residential sales was due to begin in September 2003.

Meanwhile, a restructuring and refinancing of debt by our Reach joint venture in April 2003 gave it the financial flexibility to operate in a long-haul carrier market challenged by excess capacity and ongoing downward pressure on pricing.

This 50:50 joint venture with Telstra Corporation Limited (Telstra) is Asia’s largest international wholesale carrier of combined voice, private line and IP data services, and continues to be a strategic asset to both shareholders.

As well as serving PCCW and Telstra’s international needs, business from other major carriers in the six months to June 30, 2003 formed a significant proportion of Reach’s total traffic.

After an overhaul of operations by its new leadership, Reach will build on its core wholesale business to help global service providers meet the needs of their corporate customers in Asia.

Management’s Discussion and Analysis

•     Consolidated revenue increased 5 percent to HK$10,726 million (approximately US$1,375 million)

•     Group EBITDA1 margin before pre-sales of Residence Bel-Air increased from 40 percent to 42 percent

•     Profit attributable to shareholders for the period increased to HK$703 million (approximately US$90 million) versus a restated loss of HK$448 million (approximately US$57 million) for the same period last year

•     Net Debt2 as at June 30, 2003, adjusted for share placement completed in July 2003, was 8 percent lower at HK$30,327 million (approximately US$3,888 million)

•     Substantial early success of new generation fixed-line services saw 350,000 customers signed up within 6 weeks after launch in July 2003.

Overview

The consolidated revenue of PCCW Limited (“PCCW” or the “Company”) and its subsidiaries (together with PCCW, the “Group”) for the six months ended June 30, 2003 was HK$10,726 million (approximately US$1,375 million) compared to revenue of HK$10,203 million (approximately US$1,308 million) for the same period in 2002, representing a 5 percent increase. Profit attributable to shareholders for the six months ended June 30, 2003 was HK$703 million (approximately US$90 million) compared to a restated loss attributable to shareholders of HK$448 million (approximately US$57 million) for the same period in 2002.

The increase in revenue was primarily due to the successful pre-sales of Residence Bel-Air of the Cyberport project, with revenue of HK$1,447 million (approximately US$186 million) recorded for the six months ended June 30, 2003; and the continuing strong growth in broadband Internet access businesses.

Competition in the Hong Kong telecommunications market continued to be substantial. The impact of Residence Bel-Air and broadband businesses was partially offset by a reduction in revenue from certain traditional telecommunications services primarily due to a reduction in the overall number of direct exchange lines in service, and the significant downward pricing pressure in the traditional local data and international telecommunications markets. Certain eSolutions contracts and businesses were also delayed due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”) during the period.

During the period, the Group continued to focus on developing new products and services to suit various needs of its customers, to maintain its premium on revenue per customer and to improve customer churn and market share trends. In July this year, the Group launched new generation fixed-line services to redefine the traditional telephone network aimed at keeping Hong Kong at the forefront of developments in telecommunications technology. The Group has already seen very successful results in the early stage of the new product launch.

Group EBITDA for the six months ended June 30, 2003 was HK$3,862 million (approximately US$495 million) compared to HK$4,131 million (approximately US$530 million) for the same period in 2002. Excluding the pre-sales of Residence Bel-Air, Group EBITDA margin increased to 42 percent for the current period compared to 40 percent in the prior period. The improvement was primarily due to greater cost efficiency achieved as a result of various strategic realignment plans and efficiency programs implemented in 2002.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution in the first half of 2003. Certain construction and establishment costs previously capitalized were expensed during the period. As a result, Group EBITDA margin, including the pre-sales of Residence Bel-Air, decreased to approximately 36 percent for the six months ended June 30, 2003 from approximately 40 percent for the same period in 2002.

The Group recorded a profit attributable to shareholders of HK$703 million (approximately US$90 million) for the six months ended June 30, 2003 versus a restated loss of HK$448 million (approximately US$57 million) for the same period in 2002. The loss for the six months ended June 30, 2002 included an accounting loss on the disposal of the Group’s 40 percent interest in Joint Venture (Bermuda) No. 2 Limited (“RWC”) resulting from the inclusion of goodwill previously eliminated against reserves as a cost of disposal.

The continuing difficult and volatile trading conditions in the undersea and long haul telecommunications market led to a decline in the operating results of Reach Ltd. (“Reach”) during the current period. As a result, Reach EBITDA decreased to HK$289 million (approximately US$37 million) for the six months ended June 30, 2003 from HK$1,632 million (approximately US$209 million) for the same period in 2002. Reach recorded a loss during the period and PCCW’s share of loss before tax from Reach was HK$385 million (approximately US$49 million) for the six months ended June 30, 2003 versus a share of profit before tax of HK$385 million (approximately US$49 million) for the same period in 2002.

The Group continued to generate healthy core operating cash flow during the period. Recurring operating cash flow after interest, taxes and capital expenditure decreased slightly to HK$968 million (approximately US$124 million) during the six months ended June 30, 2003 from HK$996 million (approximately US$127 million) for the same period in 2002. The marginal decline was primarily due to a lower EBITDA and higher tax paid, offset by less net interest paid and capital expenditure during the period. Core operating cash flow before non-recurring items less investment in Cyberport increased to HK$446 million (approximately US$57 million) for the six months ended June 30, 2003 from HK$9 million (approximately US$1 million) for the same period in 2002.

Debt reduction and achieving the desired “A” credit ratings for its indirect wholly-owned subsidiary, PCCW-HKT Telephone Limited (“HKTC”), remained as the Group’s priorities. PCCW continued to adhere to its financing goals by making significant progress in debt reduction. As at June 30, 2003, Net Debt2 stood at HK$33,387 million (approximately US$4,280 million) compared to HK$32,919 million (approximately US$4,220 million) at the end of 2002. Subsequent to June 30, 2003, the Group has further prepaid in advance a total of approximately HK$13,081 million (approximately US$1,677 million) of gross long-term debt using internal cash resources and the net proceeds from the share placement completed in July 2003. Net Debt2 as at June 30, 2003, adjusted for the share placement completed in July 2003, was 8 percent lower at approximately HK$30,327 million (approximately US$3,888 million).

1

EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/(losses) on investments, provision for impairment losses, loss on disposal of interest in RWC, other income and the Group’s share of results of associates and jointly controlled companies. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

2	Net Debt refers to gross long-term debt minus Net Cash[3].
3

Net Cash is cash and cash equivalents plus fixed deposits for banking facilities for the Cyberport project minus short-term borrowings. Pre-sales proceeds from Residence Bel-Air net of monies applied to construction costs of Cyberport project are excluded.

Management’s Discussion and Analysis

Unaudited Condensed Consolidated Interim Results

For the six months ended June 30, 2003

In HK$ million (except for earnings/(loss) per share)	2003	2002 (Restated)

Turnover	10,726	10,203

Operating profit before net gains/(losses) on investments and provision for impairment losses	2,358	2,724
Gains/(Losses) on investments, net	403	(124)
Provision for impairment losses	(55)	—

Profit from operations	2,706	2,600
Finance costs, net	(1,026)	(1,074)
Share of results of jointly controlled companies	(422)	292
Share of results of associates	18	63
Loss on disposal of interest in RWC	—	(1,771)

Profit before taxation	1,276	110
Taxation, as previously stated	(668)	(834)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	—	227
Taxation, as restated	(668)	(607)

Profit/(Loss) after taxation	608	(497)
Minority interests	95	49

Profit/(Loss) for the period attributable to shareholders	703	(448)

Basic earnings/(loss) per share	15.11 cents	(9.77 cents )

Diluted earnings per share	14.89 cents	N/A

EBITDA[1]	3,862	4,131

Unaudited Condensed Consolidated Balance Sheet

As at June 30, 2003

In HK$ million	At June 30, 2003	At December 31, 2002

Total assets	53,722	49,763
Total liabilities	(58,567)	(55,271)

Net liabilities	(4,845)	(5,508)

Represented by:
Share capital	1,164	1,164
Deficit	(6,330)	(7,080)
Minority interests	321	408

	(4,845)	(5,508)

Management’s Discussion and Analysis

Financial Review of Business Units

For the six months ended June 30,

In HK$ million	2003 (Unaudited)	2002 (Unaudited)	Increase/ (Decrease) %

Revenue
Telecommunications Services (“TSS”)	8,386	9,105	(8)
Business eSolutions	1,141	1,142	0
Infrastructure	1,697	311	446
Infrastructure (ex-Residence Bel-Air)	250	311	(20)
Residence Bel-Air	1,447	—	N/A
Others	165	362	(54)
Elimination	(663)	(717)	8

Total Revenue	10,726	10,203	5

EBITDA[1]
TSS	4,276	4,487	(5)
Business eSolutions	80	125	(36)
Infrastructure	143	279	(49)
Infrastructure (ex-Residence Bel-Air)	142	279	(49)
Residence Bel-Air	1	—	N/A
Others	(637)	(760)	16

Total EBITDA[1]	3,862	4,131	(7)

EBITDA Margin	36%	40%	(4)

EBITDA Margin (ex-Residence Bel-Air)	42%	40%	2

Depreciation and amortization	(1,432)	(1,403)	(2)
Loss on disposal of fixed assets	(72)	(4)	(1700)

Operating profit before net gains/(losses) on investments and provision for impairment losses	2,358	2,724	(13)

TSS

TSS revenue for the six months ended June 30, 2003 was HK$8,386 million compared to HK$9,105 million for the same period in 2002. The decrease was mainly due to a reduction in the overall number of direct exchange lines in service in Hong Kong as a result of the continuing softening of the local economy, as well as a reduction in the fixed-line market share of PCCW resulting from continuing market competition; and the significant pricing pressure in the traditional local data and international telecommunications markets. However, strong revenue growth from broadband Internet access services and an increase in revenue from wholesaling local access lines partially offset revenue decline in other areas of TSS.

TSS Revenue Analysis

For the six months ended June 30,

In HK$ million	2003 (Unaudited)	2002 (Unaudited)	Increase/ (Decrease) %

Local Telephony Services	3,071	3,503	(12)
Local Data Services	2,234	2,242	0
International Telecommunications Services	1,536	1,893	(19)
Other Services	1,545	1,467	5

Total TSS Revenue	8,386	9,105	(8)

Local Telephony Services Revenue from local telephony services decreased by 12 percent year-on-year from HK$3,503 million to HK$3,071 million. This primarily reflected a decline in the number of direct exchange lines in service in Hong Kong and a lower interconnection fee revenue due to a rate reduction as determined by the Office of the Telecommunications Authority (“OFTA”) in October 2002, partially offset by an increase in revenue from wholesaling local access lines to other fixed-line operators.

The decline in the number of exchange lines in service operated by the Group during the period was due to a combination of factors including a contraction in the overall market as a result of the continuing softening in the Hong Kong economy and the weak property market; competition from other fixed-line operators; and substitution by broadband access lines and wireless telecommunications services. In July 2003, the Group launched new generation fixed-line services to help retain and win back customers, manage churn and maintain the premium pricing and leading market share.

According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by approximately 0.8 percent during the first six months of 2003. As at June 30, 2003, the Group had approximately 1,667,000 residential lines and 1,266,000 business lines in service compared to 1,802,000 residential lines and 1,336,000 business lines in service at the end of December 2002. Based on OFTA’s industry statistics and the Group’s estimates, the Group had approximately 77 percent total market share at the end of June 2003, 78 percent in the residential sector and 75 percent in the business sector; compared to 82 percent total market share, 84 percent in the residential sector and 79 percent in the business sector at the end of December 2002.

Local Data Services Local data services revenue remained fairly flat at HK$2,234 million for the six months ended June 30, 2003 (2002: HK$2,242 million). This was mainly a result of a significant increase in revenue from broadband Internet access services, partially offset by a decline in revenue from the provision of local area and wide area (LAN and WAN)

Management's Discussion and Analysis

corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers (“ISP”) as a result of intense pricing pressure; and iTV, the interactive television operation terminated in the last quarter of 2002.

Demand for broadband Internet access services continued to be strong during the period. Total number of broadband access lines (inclusive of wholesale to other ISP operators) rose by approximately 13 percent to approximately 629,000 as at June 30, 2003 compared to 559,000 at the end of 2002. The number of retail consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew 8 percent from approximately 424,000 at the end of 2002 to approximately 460,000 as at June 30, 2003.

International Telecommunications Services International telecommunications services revenue decreased approximately 19 percent year-on-year from HK$1,893 million to HK$1,536 million. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume. Retail outgoing International Direct Dial (“IDD”) minutes increased by approximately 14 percent year-on-year. While the Group managed to slightly increase its market share during the period as a result of more aggressive marketing activities, the pricing pressure in the IDD market remained significant. International Private Leased Circuit bandwidth sold increased to 1,265 Megabits per second (Mbps) at the end of June 2003 from 855 Mbps at the end of 2002. Prices of international bandwidth products were lower in line with general global market trend. There was also a drop in delivery fee revenue as more international traffic was carried by the mobile operators versus through PCCW’s network.

Other Services Other services revenue increased approximately 5 percent year-on-year from HK$1,467 million to HK$1,545 million. The increase was primarily due to an increase in revenue from overseas connectivity services.

Business eSolutions

Business eSolutions revenue for the six months ended June 30, 2003 was HK$1,141 million, compared to HK$1,142 million for the same period in 2002. This was partly due to the tightening of advertising revenue from Directories business, and partly from the delay in certain eSolutions contracts and businesses in the Greater China region due to the outbreak of SARS.

Despite the unexpected impact from the disease, the Hong Kong SAR Government Smart ID Card project is progressing satisfactorily, with new ID cards issued in June this year. The Group also delivered major contract work during the period including Human Resources Management and Financial Management System for The Hong Kong Council of Social Service; implementation of a Credit Card Back Office Processing platform for Bank of China; Flight Information Display System for Xiamen Airport; and provision of an enterprise resource planning information system for China Mobile.

The number of business broadband Internet access customers inclusive of leased lines grew 11 percent to 57,600 as at June 30, 2003 compared to 51,800 at the end of 2002. Higher revenue from business broadband Internet access services was offset by lower advertising revenue from the Group’s yellow pages businesses.

Infrastructure

Infrastructure revenue (ex-Residence Bel-Air) decreased to HK$250 million for the six months ended June 30, 2003, from HK$311 million for the same period in 2002. The Group’s investment properties continued to enjoy high occupancy rates but average rent decreased slightly as a result of the continued slowdown in the Hong Kong real estate market. Infrastructure results for the six months ended June 30, 2002 also included one-off items from Cyberport entrustment work and government rates rebate.

Despite the difficult property market conditions in Hong Kong, which were exacerbated by the war in Iraq, and the outbreak of SARS during the period, all 544 units of Residence Bel-Air have been sold. The successful pre-sales, which commenced in February 2003, resulted in revenue of HK$1,447 million being recognized in the first six months of 2003 (2002: Nil).

Others and Elimination

Other revenue of HK$165 million (2002: HK$362 million) includes revenue from the Group’s Greater China businesses, Pacific Century CyberWorks Japan Co., Ltd. (“PCCW Japan”) and Internet Services, net of the costs associated with corporate functions. The Group continued to rationalize and divest certain non-performing businesses during the period.

Elimination of HK$663 million (2002: HK$717 million) predominantly relates to internal charges for communications services consumed, computer system network charges, customer support services and rental between the Group’s business units.

Costs of Sales and Services

Total costs of sales and services for the six months ended June 30, 2003 were HK$3,675 million, compared to HK$2,539 million for the same period in 2002. Excluding pre-sales of Residence Bel-Air, gross margin for the Group remained stable at nearly 76 percent. Certain construction and establishment costs of the Cyberport project previously capitalized were expensed during the period.

TSS costs of sales and services were HK$1,859 million and HK$2,025 million for the six months ended June 30, 2003 and 2002, respectively. TSS gross margin remained stable at approximately 78 percent.

Operating Costs

Operating costs before depreciation and amortization decreased nearly 10 percent to HK$3,189 million for the six months ended June 30, 2003 from HK$3,533 million for the same period in 2002. Operating costs for TSS also decreased in line to HK$2,251 million for the current period from HK$2,593 million in the prior period. The substantial cost saving was primarily a result of various strategic realignment plans and efficiency programs implemented in 2002 such as the formation of 17 independent subcontracting companies and Cascade Limited, an indirect wholly-owned subsidiary of PCCW.

EBITDA

Group EBITDA was HK$3,862 million for the six months ended June 30, 2003, compared to HK$4,131 million for the same period in 2002. Excluding pre-sales of Residence Bel-Air, Group EBITDA margin increased to 42 percent for the six months ended June 30, 2003 compared to 40 percent for the same period in 2002. This was primarily due to the continuing improvement in the EBITDA margin of TSS, the largest business unit of the Group, to approximately 51 percent for the six months ended June 30, 2003 from approximately 49 percent for the same period in 2002. The increase in TSS EBITDA margin was primarily due to greater cost efficiency achieved as a result of various strategic realignment plans and efficiency programs implemented in 2002.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution and the corresponding costs in the first half of 2003. The Cyberport project produced a small EBITDA of HK$1 million. Certain construction and establishment costs previously capitalized were expensed during the period and Group EBITDA margin, including pre-sales of Residence Bel-Air, decreased to 36 percent.

Management’s Discussion and Analysis

Telstra Alliance

REACH

Reach, a 50:50 venture with Telstra Corporation Limited (“Telstra”), generated HK$3,526 million (2002: HK$4,958 million) in revenue and HK$289 million (2002: HK$1,632 million) in EBITDA for the six months ended June 30, 2003. Despite remaining a leader in the Asian market and the primary wholesale international connectivity provider to both PCCW and Telstra, Reach’s results were affected by ongoing pricing pressure in the market. The international undersea and long haul telecommunications market continued to be difficult in the first half of 2003. New technology and new supply of international connectivity services have created excess capacity in the market. Along with global market trend, Reach continued to experience volatile trading conditions and substantial pricing pressure.

In April 2003, Reach and its bankers restructured the terms of Reach’s existing US$1,500 million syndicated term loan facility which was previously repayable in three installments in February 2004, 2006 and 2008, respectively, by repaying US$300 million of principal with the balance of US$1,200 million repayable in a bullet payment in December 2010. The amendments to the existing syndicated term loan facility were aimed at providing Reach with greater financial flexibility and an improved capital structure. Details of the restructuring including the revised terms were set out in the Company’s announcements dated April 14 and April 15, 2003.

RWC

RWC, previously 40 percent owned by the Group, generated revenue of HK$2,120 million and EBITDA of HK$698 million for the period from January 1, 2002 to June 28, 2002. On June 28, 2002, the Group sold its 40 percent interest in RWC to Telstra for a total net consideration of approximately HK$4,792 million.

Financial Highlights of Unaudited Consolidated Results

Net Gains/Losses on Investments

Net gains on investments of HK$403 million (2002: net losses of HK$124 million) included: (a) net unrealized holding gain on other investments of HK$8 million (2002: net unrealized holding losses of HK$132 million); (b) net realized gain from disposal of investment securities and other investments of HK$6 million (2002: net realized losses of HK$8 million); (c) provision for impairment of investments of HK$44 million (2002: HK$217 million); (d) amortization of premium received from equity options into income of HK$10 million (2002: HK$16 million); (e) gains on termination of a cross-currency swap contract and amendment of the terms of another cross-currency swap contract of HK$418 million (2002: Nil); and (f) other investment income of HK$5 million (2002: HK$3 million). Included in 2002 figure was a one-off release of provision for an onerous contract of HK$214 million.

Provision for Impairment Losses

Provision for impairment losses of HK$55 million for the six months ended June 30, 2003 primarily comprised the expected loss from disposal of properties by PCCW Japan completed in July 2003 (2002: Nil).

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the current period of HK$(422) million (2002: HK$292 million) primarily comprised the Group’s 50 percent share of (loss)/profit before tax from Reach of HK$(385) million (2002: HK$385 million), and the Group’s share of losses of other jointly controlled companies for the six months ended June 30, 2003.

Share of Results of Associates

Share of results of associates for the current period of HK$18 million (2002: HK$63 million) comprised the Group’s share of profits and losses of its associates for the six months ended June 30, 2003. The 2002 balance included the Group’s 40 percent share of profit before tax from RWC of HK$137 million from January 1, 2002 to the date of disposal of June 28, 2002.

Loss on Disposal of Interest in RWC

On disposal of the Group’s 40 percent interest in RWC in June 2002, the Group recorded an accounting loss of HK$1,771 million.

Liquidity and Capital Resources

As at June 30, 2003, the Group had Net Cash3 of HK$10,413 million (approximately US$1,335 million), and gross long-term debt of HK$43,800 million (approximately US$5,615 million) compared to HK$8,447 million (approximately US$1,083 million) and HK$41,366 million (approximately US$5,303 million), respectively, as at December 31, 2002. Net Debt2 as at June 30, 2003 was HK$33,387 million (approximately US$4,280 million) compared to HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

Key items impacting the change in gross long-term debt and Net Cash3 were debt restructuring, operating cash flow and other non-recurring payments and receipts.

Financing and Balance Sheet Restructuring

	(Unaudited)	(Unaudited)
	HK$ million	US$ million

Financing transactions during the six months ended June 30, 2003:
Gross long-term debt as at December 31, 2002	41,366	5,303
Prepayment in advance using internal cash resources	(3,010)	(386)
Early redemption of Telstra mandatory convertible note	(1,115)	(143)
7.88 percent guaranteed notes due 2013	3,556	456
Term loan facility repayable in 2008	3,003	385

Gross long-term debt as at June 30, 2003	43,800	5,615

Financing transactions subsequent to June 30, 2003:
Prepayment in advance using internal cash resources	(10,021)	(1,285)
Prepayment in advance using net proceeds from share placement	(3,060)	(392)
6 percent guaranteed notes due 2013	3,900	500
Term loan facility repayable in 2010 (not drawn down as at August 28, 2003)	1,400	179

Management’s Discussion and Analysis

During the six months ended June 30, 2003, the Group has prepaid in advance a total of approximately HK$4,125 million (approximately US$529 million) gross long-term debt using internal cash resources. This included US$143 million (approximately HK$1,115 million) of early redemption of Telstra mandatory convertible note as part of the restructuring of Reach syndicated term loan facility. Management continued to take advantage of the historic low interest rate environment and raised a total of HK$6,559 million (approximately US$841 million) long-term borrowings including US$456 million (approximately HK$3,556 million) 7.88 percent guaranteed notes due 2013 and HK$3,003 million (approximately US$385 million) term loan facility repayable in 2008.

Subsequent to June 30, 2003, the Group further prepaid a total of HK$13,081 million (approximately US$1,677 million) of gross long-term debt using internal cash resources and the net proceeds from the share placement completed in July 2003. US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013 were issued and a HK$1,400 million (approximately US$179 million) seven-year term loan facility was entered into but not drawn down as at August 28, 2003.

On July 17, 2003, PCCW announced a share placement of 715 million existing shares of the Company by its substantial shareholder, Pacific Century Regional Developments Limited (“PCRD”), at HK$4.40 per share. Concurrent with the share placement, PCRD also agreed to subscribe for 715 million new shares in the Company at HK$4.40 per share (the “Subscription”). The directors considered that the share placement would strengthen the Group’s capital base and further the Group’s previously stated goals of continuing to reduce debt and improve credit fundamentals. The entire net proceeds arising from the Subscription of HK$3,060 million (approximately US$392 million) were used to prepay the Group’s long-term debt.

Net Debt2 as at June 30, 2003, adjusted for the share placement completed in July 2003, was 8 percent lower at approximately HK$30,327 million (approximately US$3,888 million) versus HK$32,919 million (approximately US$4,220 million) at the end of 2002. Average cost of debt, including finance fees, remained fairly stable at approximately 5 percent while weighted average maturity was extended to approximately 7 years.

Cash Flow

For the six months ended June 30,

	2003 (Unaudited) HK$ million	2003 (Unaudited) US$ million	2002 (Unaudited) HK$ million	2002 (Unaudited) US$ million

Core operating cash flow:
Operating cash flow (Note 1 and 2)	3,085	396	3,286	421
Net interest paid	(429)	(55)	(582)	(75)
Tax paid	(1,324)	(170)	(1,129)	(145)

Operating cash flow after interest and taxes	1,332	171	1,575	201
Less: Capital expenditure	(364)	(47)	(579)	(74)

Operating cash flow after interest, taxes and capital expenditure	968	124	996	127
Less: Investment in Cyberport	(522)	(67)	(987)	(126)

Operating cash flow after interest, taxes, capital expenditure less investment in Cyberport before non-recurring items	446	57	9	1
Non-recurring items	(538)	(69)	245	31
Pre-sales proceeds from Residence Bel-Air received, net of monies applied to construction costs (Note 3)	1,670	214	—	—

Operating cash flow after interest, taxes, capital expenditure less non-recurring items and Cyberport-related cash flow	1,578	202	254	32

Notes:

1

Operating cash flow is net cash inflow from operating activities in the unaudited condensed consolidated cash flow statement less pre-sales proceeds from Residence Bel-Air received (net of monies applied to construction costs), interest expenses related to financing activities; plus investment in Cyberport, non-recurring items and net interest and tax paid.

2	US$143 million capacity prepayment to Reach incurred in April 2003 was treated as a long-term asset and was excluded from operating cash flow.
3

HK$1,670 million (approximately US$214 million) of pre-sales proceeds from Residence Bel-Air, net of monies applied to construction costs, were received during the period (2002: Nil). The amount will be used to fund future construction and other project costs of the Cyberport project.

Management’s Discussion and Analysis

Core operating cash flow The Group continued to generate healthy core operating cash flow during the period. Recurring operating cash flow after interest, taxes and capital expenditure decreased slightly to HK$968 million (approximately US$124 million) during the six months ended June 30, 2003 from HK$996 million (approximately US$127 million) for the same period in 2002. The marginal decline was primarily due to a lower EBITDA and higher tax paid, offset by less net interest paid and capital expenditure during the period.

Investment in Cyberport The Group commenced pre-sales of Residence Bel-Air in February 2003. Cash proceeds received have been, and will continue to be, used to fund future construction and other project costs. As a result, the Group’s investment in Cyberport amounted to only HK$522 million (approximately US$67 million) during the current period compared to HK$987 million (approximately US$126 million) in the prior period. As at June 30, 2003, the Group has invested a total of HK$4,412 million (approximately US$566 million) in the Cyberport project.

Core operating cash flow before non-recurring items less investment in Cyberport increased to HK$446 million (approximately US$57 million) for the six months ended June 30, 2003 from HK$9 million (US$1 million) for the same period in 2002.

Non-recurring items The Group made some non-recurring payments during the six months ended June 30, 2003 including Universal Service Contribution (“USC”) refunded to other telecommunications operators and settlement of long outstanding disputes with Cable and Wireless plc. The USC refund amount was determined by OFTA and had no impact on the Group’s operations or profit and loss account. Some guaranteed rental income was received during the same period in 2002.

The directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders’ equity position.

Capital Expenditure

Capital expenditure for the six months ended June 30, 2003 was HK$364 million (approximately US$47 million), compared to HK$579 million (approximately US$74 million) for the same period in 2002. The Group has made significant investment in its communications network in previous years. The bulk of capital expenditure was on meeting demand for new broadband access lines, value-added services and on continuously investing in other new products and services.

Credit Ratings of HKTC

In May 2003, Standard & Poor’s Ratings Services affirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive, while Moody’s Investors Service downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the outlook maintained at stable.

Further, in July 2003, Fitch Ratings assigned HKTC an investment grade rating of BBB+ with a stable outlook.

Employees

As at June 30, 2003 the Group had approximately 12,046 employees (December 31, 2002: 11,560). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

Global economic conditions and a prolonged negative return on investments have led to a continuous decline in retirement scheme assets around the world. Despite better-than-market median investment performance, the Company restructured its defined benefit scheme during the period to minimize its future exposure to the volatile market.

Hedging

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

The Group continues to monitor the interest rate exposure and remains prudent in keeping part of its long-term debt in fixed interest rates.

Interim Dividend

The directors do not recommend the payment of an interim dividend for the six months ended June 30, 2003 (2002: Nil).

Outlook

In the first half of 2003, the Group has continued to deliver solid results despite an environment that has presented a number of economic, political, regulatory, competitive and even public health challenges. The Group sees many encouraging indicators for the rest of 2003 and beyond. Therefore, despite the continuing challenges, the Group believes the future looks better than it has in some time.

In many ways the environment in which the Group operates is improving. There are signs of economic recovery, CEPA promises a closer economic partnership between Hong Kong and Mainland China, and there are early signs of movement towards regulatory balance in Hong Kong.

As importantly, the Group is further strengthening its competitive, operating and financial position for the future. The Group will continue with many key initiatives it has underway, including: the highly successful launch of new generation fixed-line services, new broadband services, the launch of the second phase of Residence Bel-Air, restructuring and cost cutting, and its commitment to further improve financial flexibility by reducing debt and strengthening its balance sheet.

The Group expects that these actions will help continue to stabilize revenue per customer and improve on recent customer churn and market share trends. This should result in stabilization in core revenues. Residence Bel-Air sales should continue to have a significant positive impact on the Group’s overall reported revenues and cash flows. The impact of substantial restructuring and re-organization should generate strong EBITDA and profitability margins, although the rate of decline in operating costs may slow going forward. Group operating free cash flow in the second half should also benefit from a minimal contribution to Cyberport.

PCCW continues to pursue its stated financial goals of reducing debt by at least US$1 billion in the years 2002 through 2005, and achieving “A” ratings at HKTC. Continued de-leveraging coupled with a constant effort to control costs, exit non-core businesses and maximize free cash flow should put the Company in a position to consider the payment of a dividend in the medium-term. PCCW has not lost sight of this objective and although the Company cannot yet commit to a timetable, it is continuing to pursue this goal.

Unaudited Condensed Consolidated Income Statement

For the six months ended June 30, 2003

The board of directors is pleased to present the interim financial report which comprises the condensed consolidated income statement, consolidated statement of changes in equity and condensed consolidated cash flow statement of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) for the six months ended June 30, 2003 and the condensed consolidated balance sheet of the Group as at June 30, 2003, all of which are unaudited, together with the comparative figures in 2002. The interim financial report has been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants (the “HKSA”), by the Company’s auditors.

In HK$ million (except for earnings/(loss) per share)	Note(s)	2003	2002
			(Restated)
			(Note 19)

Turnover	3	10,726	10,203

Operating profit before net gains/(losses) on investments and provision for impairment losses		2,358	2,724
Gains/(Losses) on investments, net	4	403	(124)
Provision for impairment losses		(55)	—

Profit from operations	3	2,706	2,600
Finance costs, net		(1,026)	(1,074)
Share of results of jointly controlled companies		(422)	292
Share of results of associates		18	63
Loss on disposal of interest in Joint Venture (Bermuda) No. 2 Limited (“RWC”)	5 & 19	—	(1,771)

Profit before taxation	6	1,276	110
Taxation, as previously stated		(668)	(834)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	19	—	227
Taxation, as restated	7	(668)	(607)

Profit/(Loss) after taxation		608	(497)
Minority interests		95	49

Profit/(Loss) for the period attributable to shareholders		703	(448)

Basic earnings/(loss) per share	9	15.11 cents	(9.77 cents)

Diluted earnings per share	9	14.89 cents	N/A

EBITDA	10	3,862	4,131

Unaudited Condensed Consolidated Balance Sheet

As at June 30, 2003

In HK$ million	Note(s)	At June 30, 2003	At December 31, 2002

ASSETS AND LIABILITIES
Non-current assets
Fixed assets	16	22,212	23,280
Properties held for/under development		5,188	4,357
Goodwill		1,321	1,304
Intangible assets		1,694	1,738
Investments in associates and jointly controlled companies	2(e), 16 & 17	4,941	4,632
Investments		937	908
Other non-current assets		934	942

		37,227	37,161

Current assets
Inventories		498	481
Accounts receivable, prepayments and deposits	11 & 16	5,274	3,799
Other current assets		377	441
Cash and cash equivalents		10,346	7,881

		16,495	12,602

Current liabilities
Short-term borrowings		(148)	(154)
Accounts payable and accrued liabilities	12	(8,586)	(7,290)
Other current liabilities		(357)	(373)
Taxation		(457)	(1,187)

		(9,548)	(9,004)

Net current assets		6,947	3,598

Total assets less current liabilities		44,174	40,759

Non-current liabilities
Long-term liabilities		(43,800)	(41,366)
Deferred taxation		(3,208)	(3,165)
Other long-term liabilities		(2,011)	(1,736)

		(49,019)	(46,267)

Net liabilities		(4,845)	(5,508)

REPRESENTING:
Share capital	13	1,164	1,164
Deficit		(6,330)	(7,080)

Shareholders’ deficit		(5,166)	(5,916)

Minority interests		321	408

		(4,845)	(5,508)

Unaudited Consolidated Statement of Changes in Equity

For the six months ended June 30, 2003

	2003

In HK$ million	Share capital	Share premium	Currency translation reserve	Deficit	Total

Beginning of period	1,164	170,571	(117)	(177,534)	(5,916)
Net gains not recognized in unaudited condensed consolidated income statement:
Translation exchange differences	—	—	47	—	47
Profit for the period	—	—	—	703	703

End of period	1,164	170,571	(70)	(176,831)	(5,166)

	2002

	Share capital	Share premium	Currency translation reserve	Deficit	Total
				(Restated)	(Restated)
In HK$ million				(Note 19)	(Note 19)

Beginning of period	1,135	169,635	(224)	(182,310)	(11,764)
Net losses not recognized in unaudited condensed consolidated income statement:
Translation exchange differences	—	—	(8)	—	(8)
Loss for the period, as previously stated	—	—	—	(713)	(713)
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	—	—	—	265	265
Loss for the period, as restated	—	—	—	(448)	(448)
Issue of ordinary shares and exercise of options	18	750	—	—	768
Realization of goodwill on disposal of RWC, as previously stated	—	—	—	3,831	3,831
Prior period adjustment arising from adoption of new accounting standard for deferred taxation	—	—	—	250	250
Realization of goodwill on disposal of RWC, as restated	—	—	—	4,081	4,081

End of period	1,153	170,385	(232)	(178,677)	(7,371)

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended June 30, 2003

In HK$ million	Note	2003	2002

Net cash inflow from operating activities		2,328	1,209
Net cash outflow from investing activities		(1,810)	(890)
Net cash inflow/(outflow) from financing activities		1,944	(756)

Increase/(Decrease) in cash and cash equivalents		2,462	(437)
Exchange realignment		3	(19)
Cash and cash equivalents at beginning of period		7,881	7,443

Cash and cash equivalents at end of period		10,346	6,987

Analysis of the balance of cash and cash equivalents:
Cash and bank balances		12,240	8,791
Bank overdrafts and loans repayable within three months from the date of advance		(9)	(72)
Less: Restricted cash (included in “accounts receivable, prepayments and deposits” in unaudited condensed consolidated balance sheet)	16	(1,885)	(1,732)

		10,346	6,987

Notes to the Unaudited Condensed
Consolidated Financial Statements

For the six months ended June 30, 2003

1         BASIS OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) including compliance with Statement of Standard Accounting Practice (“SSAP”) 25 “Interim Financial Reporting” issued by the HKSA.

The accounting policies adopted in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2002.

2       MATERIAL TRANSACTIONS

(a)

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued ordinary shares of HK$0.05 each (“Shares”) were consolidated into one new ordinary share of HK$0.25 (“New Share”) in the capital of the Company with effect from January 8, 2003 (the “Share Consolidation”). Following the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares were in issue and fully paid. The New Shares rank pari passu in all respects with each other.

In addition, the conversion prices of the outstanding convertible bonds issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares were adjusted by the same factor as the Share Consolidation, namely by five times the conversion prices prior to the Share Consolidation. The relevant exercise prices applicable to all outstanding options granted by the Company pursuant to the Company’s share option scheme were adjusted as a result of the Share Consolidation by the same five-fold factor as applied to the conversion prices applicable to the convertible bonds.

(b)

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million (approximately HK$3,556 million) 7.88 percent guaranteed notes due 2013 to raise funds for general working capital purposes. The notes are unconditionally and irrevocably guaranteed by the Company. Subsequently, the notes were listed on the Luxembourg Stock Exchange on August 21, 2003.

(c)

On February 26, 2003, PCC Investments Limited (“PCCI”), an indirect wholly-owned subsidiary of the Company, Commercial Radio Productions Limited (“CRP”) and PCC Skyhorse Holding Limited (“Skyhorse”), a venture company of which 60 percent of the share capital was held by PCCI and the remaining 40 percent was held by CRP, entered into an agreement. Pursuant to this agreement, Skyhorse repurchased CRP’s entire 40 percent shareholding in Skyhorse on normal commercial terms for HK$80 million which was settled by a cash payment from Skyhorse’s internal resources arising as a result of PCCI’s original equity commitment in the venture.

(d)

On March 14, 2003, the Company obtained and drew down a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes.

2        MATERIAL TRANSACTIONS (continued)

(e)

On April 15, 2003, the terms of the US$1,500 million (approximately HK$11,700 million) syndicated term loan facility dated January 12, 2001 (the “Reach Facility”) to Reach Finance Limited, a wholly-owned subsidiary of Reach Ltd. (“Reach”), were agreed to be amended and restated. The Company, PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, and Telstra Corporation Limited (“Telstra”) entered into a capacity prepayment agreement with Reach and certain of its subsidiaries (the “Reach Group”) whereby each of the Company and Telstra agreed to purchase 90 percent per annum of the Group’s and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the amended Reach Facility on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices, and to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and the Group by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. The prepayment was paid by the Company to Reach in April 2003 and has been included in “investments in associates and jointly controlled companies” in the unaudited condensed consolidated balance sheet as at June 30, 2003.

On the same day, the Company redeemed US$143 million (approximately HK$1,115 million) of the US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 (“Telstra Note due 2005”) and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) (“Amended Note”) to Telstra. The principal amount of the Amended Note is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Note are substantially the same as those of the Telstra Note due 2005.

(f)

On June 12, 2003, the Company announced that it had been informed that Pacific Century Regional Developments Limited (“PCRD”), a substantial shareholder of the Company, ceased to account for the Company as a subsidiary and would treat the Company as an associated company. Following this development, Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands, is no longer considered as the ultimate holding company of the Company.

3         SEGMENT INFORMATION

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

	Turnover Six months ended		Profit/(loss) from operations Six months ended

In HK$ million	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)

Telecommunications Services (“TSS”)	8,386	9,105	3,205	3,410
Business eSolutions	1,141	1,142	22	76
Infrastructure	1,697	311	42	177
Others	165	362	(563)	(1,063)
Elimination	(663)	(717)	—	—

	10,726	10,203	2,706	2,600

Notes to the Unaudited Condensed Consolidated Financial Statements

4         GAINS/(LOSSES) ON INVESTMENTS, NET

Net gains on investments of HK$403 million (2002: net losses of HK$124 million) included: (a) net unrealized holding gain on other investments of HK$8 million (2002: net unrealized holding losses of HK$132 million); (b) net realized gain from disposal of investment securities and other investments of HK$6 million (2002: net realized losses of HK$8 million); (c) provision for impairment of investments of HK$44 million (2002: HK$217 million); (d) amortization of premium received from equity options into income of HK$10 million (2002: HK$16 million); (e) gains on termination of a cross currency swap contract and amendment of the terms of another cross currency swap contract of HK$418 million (2002: Nil); and (f) other investment income of HK$5 million (2002: HK$3 million). Included in 2002 figure was a release of provision for an onerous contract of HK$214 million.

5         LOSS ON DISPOSAL OF INTEREST IN JOINT VENTURE (BERMUDA) NO. 2 LIMITED (“RWC”)

On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

(a)	the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);
(b)

the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 (“Telstra Bond due 2007”) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

(c)	the issue by the Company of the Telstra Note due 2005 to Telstra.

A summary of the loss on disposal of interest in RWC, an associate, is set out below:

In HK$ million	Six months ended June 30, 2002 (Unaudited) (Restated) (Note 19)

Telstra Bond due 2007	5,850
Accrued interest on Telstra Bond due 2007	424
Less: Fair value of Telstra Note due 2005	(1,482)

Proceeds on disposal of interest in RWC	4,792
Less: Book carrying value of interest in RWC as at June 28, 2002, as previously stated	(2,770)

Surplus of proceeds on disposal of interest in RWC over its book carrying value	2,022
Less: Realization of related goodwill previously eliminated against reserves, as previously stated	(3,831)

Loss on disposal of interest in RWC, as previously stated	(1,809)
Add: Adjustment arising from adoption of SSAP 12 “Income taxes”	38

Loss on disposal of interest in RWC, as restated	(1,771)

The disposal loss had no impact on cash flows and was due to the inclusion of goodwill previously eliminated against reserves as a cost of disposal in the unaudited condensed consolidated income statement for the six months ended June 30, 2002.

6         PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended

In HK$ million	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)

Crediting:
Profit on pre-sales of properties	35	—
Charging:
Cost of sales, excluding pre-sales of properties	2,263	2,539
Cost of pre-sales of properties	1,412	—
Depreciation	1,330	1,302
Amortization of intangible assets	102	101
Loss on disposal of fixed assets	72	4
Interest expense on borrowings	1,020	1,068
Staff costs	1,704	2,199

7         TAXATION

	Six months ended

In HK$ million	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited) (Restated) (Note 19)

Hong Kong:
Company and subsidiaries	636	531
Associates and jointly controlled companies	32	76

	668	607

Hong Kong profits tax has been provided at the rate of 17.5 percent (2002: 16 percent) on the estimated assessable profits for the period.

8         INTERIM DIVIDEND

The board of directors does not recommend the payment of an interim dividend for the six months ended June 30, 2003 (2002: Nil).

Notes to the Unaudited Condensed Consolidated Financial Statements

9         EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the following data:

	Six months ended

	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited) (Restated) (Note 19)

Earnings/(Loss) (in HK$ million)
Earnings/(Loss) for the purpose of basic earnings/(loss) per share	703	(448)

Interest on convertible bonds	15

Earnings for the purpose of diluted earnings per share	718

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	4,653,754,074	4,584,691,969

Effect of dilutive potential ordinary shares	169,841,823

Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,823,595,897

The diluted loss per share for the six months ended June 30, 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares for the purpose of calculating the basic loss per share for the six months ended June 30, 2002 has been retrospectively adjusted for the five-to-one Share Consolidation which took place in January 2003.

10       EBITDA

EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/losses on investments, provision for impairment losses, loss on disposal of interest in RWC, other income and the Group’s share of results of associates and jointly controlled companies. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

11       ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

In HK$ million	At June 30, 2003 (Unaudited)	At December 31,2002 (Audited)

0–30 days	1,300	1,280
31–60 days	235	299
61–90 days	75	87
91–120 days	43	66
Over 120 days	177	112

	1,830	1,844
Less: Provision for doubtful debts	(118)	(120)

	1,712	1,724

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of the invoice.

12         ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

In HK$ million	At June 30, 2003 (Unaudited)	At December 31, 2002 (Audited)

0–30 days	1,843	534
31–60 days	71	56
61–90 days	87	120
91–120 days	118	37
Over 120 days	448	413

	2,567	1,160

13         SHARE CAPITAL

	Number of shares	Nominal value
	(Unaudited)	(Unaudited)
		HK$ million

Authorized:
Ordinary shares of HK$0.05 each
Balance at January 1, 2003 and prior to Share Consolidation	32,000,000,000	1,600

Ordinary shares of HK$0.25 each (note (a))
Consolidation of five shares of HK$0.05 each into one share of HK$0.25 and ordinary shares of HK$0.25 each at June 30, 2003	6,400,000,000	1,600

Issued and fully paid:
Ordinary shares of HK$0.05 each
Balance at January 1, 2003 and prior to Share Consolidation	23,268,770,370	1,164
Ordinary shares of HK$0.25 each (note (a))
Effect of increase in nominal value of shares from HK$0.05 each to HK$0.25 each	(18,615,016,296)	—

Balance at June 30, 2003	4,653,754,074	1,164

(a)

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued Shares of HK$0.05 each were consolidated into one New Share of HK$0.25 with effect from January 8, 2003. Following the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares were in issue and fully paid. The New Shares rank pari passu in all respects with each other.

Notes to the Unaudited Condensed Consolidated Financial Statements

14       CAPITAL COMMITMENTS

In HK$ million	At June 30, 2003 (Unaudited)	At December 31, 2002 (Audited)

Authorized and contracted for	3,856	4,155
Authorized but not contracted for	7,483	7,436

	11,339	11,591

15       CONTINGENT LIABILITIES

In HK$ million	At June 30, 2003 (Unaudited)	At December 31, 2002 (Audited)

Performance guarantee	90	74
Others	31	60

	121	134

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$90 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses, therefore no provision has been made.

16       CHARGE ON ASSETS

As at June 30, 2003, certain assets of the Group with an aggregate carrying value of HK$4,344 million (December 31, 2002: HK$4,357 million) were pledged to secure loan and borrowing facilities utilized by the Group.

Certain other investments, with an aggregate value of HK$246 million (December 31, 2002: HK$237 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

In addition, the Group was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$215 million (December 31, 2002: HK$720 million). Pursuant to the Cyberport Project Agreement entered into on May 17, 2000, the Group also has cash of approximately HK$1,670 million (December 31, 2002: Nil) held in “capex retention account” and “operating account” which are strictly held for the future development of the Cyberport project. The total amount of HK$1,885 million of restricted cash is included in “accounts receivable, prepayments and deposits” in the unaudited condensed consolidated balance sheet.

The Group’s interest in Reach was also used to secure the Amended Note.

17       RELATED PARTY TRANSACTIONS

	Six months ended
In HK$ million	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited)

Telecommunication service fees, rental charges and subcontracting charges from:
– an associate	—	312
– a jointly controlled company	107	131
Purchases of telecommunication services from:
– an associate	—	87
– a jointly controlled company	571	812
Convertible bond interest payable to a substantial shareholder	147	147

The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

A wholly-owned subsidiary of the Company and a jointly controlled company (“JV”) have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for providing domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90 percent, 90 percent, 80 percent, 70 percent and 60 percent per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services to the JV under similar terms and conditions. These agreements were subsequently amended on January 30, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90 percent per annum of the Group’s and Telstra’s respective Committed Services from the JV and its subsidiaries until repayment of the amended US$1,500 million syndicated term loan facility of the JV on December 31, 2010 or earlier. The JV similarly must acquire 90 percent per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period.

In addition, the Group entered into one-year fixed price bulk purchase arrangements for international connectivity services from January 1, 2002 to December 31, 2002, which committed the Group to aggregate purchase levels in 2002. The Group’s commitments under these arrangements had regard to its future capacity needs and opportunities for growth as well as the JV’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices.

Purchases made by the Group from the JV for the six months ended June 30, 2003 were HK$571 million (2002: HK$812 million).

Pursuant to the capacity prepayment agreement dated April 15, 2003 as disclosed in Note 2(e), a prepayment of US$143 million (approximately HK$1,115 million) was paid to the JV in April 2003. As at June 30, 2003, a total of HK$1,123 million (2002: Nil), representing the prepayment and its respective interest receivable of HK$8 million, has been included in “investments in associates and jointly controlled companies” in the unaudited condensed consolidated balance sheet.

18      POST BALANCE SHEET EVENTS

(a)

With effect from July 1, 2003, the Group’s defined benefit retirement schemes were restructured. Scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow.

(b)	On July 14, 2003, the Company fully prepaid the outstanding principal amount of US$395 million under the US$4,700 million term loan facility.

Notes to the Unaudited Condensed Consolidated Financial Statements

18      POST BALANCE SHEET EVENTS (continued)

(c)	On July 17 and August 7, 2003, HKTC prepaid HK$840 million and HK$4,160 million of the principal amount of the HK$5,000 million six-year term loan facility respectively.
(d)

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013. The notes are irrevocable and unconditionally guaranteed by HKTC and rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

(e)

On July 17, 2003, the Company and PCRD entered into a placing agreement with Citigroup Global Markets Asia Limited (“Citigroup Global Markets”), pursuant to which Citigroup Global Markets agreed to purchase or procure purchasers to acquire and PCRD agreed to sell its 715 million existing ordinary shares of HK$0.25 each in the capital of the Company at a price of HK$4.40 per share. On the same day, the Company and PCRD entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715 million new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,060 million and were used for debt repayment purpose. The subscription was completed on July 25, 2003.

(f)

On August 8, 2003, HKTC entered into a seven-year HK$2,800 million revolving credit and term loan facility. The facility is made up of a HK$1,400 million revolving credit facility and a HK$1,400 million term loan facility. The proceeds will be used for general corporate purposes of HKTC and its subsidiaries. As at the date of this interim report, no draw down has been made under this revolving credit and term loan facility.

(g)

On August 20, 2003, the Company, Media Touch Group Limited (“Media Touch”), an indirect wholly-owned subsidiary of the Company, and iLink Holdings Limited (“iLink”), a company of which 47.9 percent of the issued share capital was held by Media Touch and the shares of which are listed on the Growth Enterprise Market of the Stock Exchange, jointly announced that on August 14, 2003, Media Touch made a request to the board of directors of iLink to put forward a proposal to its shareholders other than Media Touch regarding a proposed privatization of iLink by way of a scheme of arrangement (the “Proposed Privatization”). The Proposed Privatization will provide that all the shares of iLink held by the shareholders other than Media Touch will be cancelled in exchange for HK$0.035 in cash for each share. Upon the Proposed Privatization becoming effective, iLink will become a wholly-owned subsidiary of Media Touch. The amount of cash required in order to effect the Proposed Privatization is approximately HK$96 million. The consideration payable under the Proposed Privatization will be financed out of internal resources of the Group. For details of the Proposed Privatization, please refer to the joint announcement dated August 20, 2003.

(h)

On August 23, 2003, a summons was issued upon the application of Wharf T&T Limited (“Wharf”) against the Company. The summons relates to an application to a Magistrate for an order declaring that the Company shall not obstruct or prevent Wharf from entering PCCW Tower for the purposes of exercising its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines amongst other things.

The Company is still in the process of evaluating the implications of the summons. However, based on facts available and preliminary legal advice received, the application seeks a clarification of Wharf’s access rights with respect to PCCW Tower and as such would not result in any award, damages or penalty against the Company. Accordingly, no provision has been made.
(i)	On August 25, 2003, HKTC fully prepaid the HK$5,000 million seven-year term loan facility.

19       COMPARATIVE FIGURES

Certain comparative figures presented herewith have incorporated the effect of adjustments resulting from the adoption of SSAP 12 “Income taxes”, details of which were set out in the Group’s annual financial statements for the year ended December 31, 2002.

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at June 30, 2003, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”):

1.        The Company

A.   Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of each director and the chief executive of the Company.

	Number of ordinary shares				Number of underlying shares held under equity derivatives

Name of director/chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total	Percentage of issued share capital

Li Tzar Kai, Richard	—	—	1,702,930,012	36,726,857	4,249,365	1,743,906,234	37.47%
			(Note 1(a))	(Note 1(b))	(Note 1 (c))

Cheung Wing Lam, Linus	6,081	—	—	—	3,200,000	3,206,081	0.07%
					(Note 2)

Yuen Tin Fan, Francis	—	—	—	—	8,534,000	8,534,000	0.18%
					(Note 2)

Peter Anthony Allen	253,200	—	—	—	629,200	882,400	0.02%
					(Note 2)

Alexander Anthony Arena	760,000	—	—	—	6,400,200	7,160,200	0.15%
					(Note 3)

Michael John Butcher	1,187,600	—	—	—	6,375,200	7,562,800	0.16%
					(Note 4)

Chung Cho Yee, Mico	1,176,260	18,455	—	—	5,695,200	6,889,915	0.15%
		(Note 5)			(Note 2)

Lee Chi Hong, Robert	992,600	511	—	—	—	993,111	0.02%
	(Note 6(a))	(Note 6(b))

Prof. Chang Hsin-kang	64,000	—	—	—	—	64,000	0.001%

Dr. The Hon Li Kwok Po, David	600,000	—	—	—	—	600,000	0.01%

General Information

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES (continued)

         A.  Interests in the Company (continued)

        Notes:
1.	(a)	These interests represented Li Tzar Kai, Richard’s interests through corporations he controlled as follows:
(i)	an interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited (“PCG”), which was 100 percent owned by Li Tzar Kai, Richard;
(ii)

an interest in 1,526,094,302 shares of the Company held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCG had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33 percent interest; and

(iii)

an interest in 156,481,424 shares of the Company held by Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, which was 100 percent owned by Li Tzar Kai, Richard.

(b)

These shares were held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capitals of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was taken, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited.

(c)	These interests represented Li Tzar Kai, Richard’s interests under listed equity derivatives through corporations he controlled as follows:
(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 shares of the Company; and
(ii)

an interest in respect of 3,570,365 underlying shares arising as a result of the holding of an aggregate of US$18,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCG and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 45.09 percent interest) and were convertible into 3,570,365 shares of the Company.

2.

These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed “Share Option Scheme” below.

3.

These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 6,400,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed “Share Option Scheme” below.

4.

These interests represented Michael John Butcher’s beneficial interest in: (i) 775,200 underlying shares which will be transferred to him in two equal annual installments on April 3, 2004 and April 3, 2005 pursuant to an agreement made on May 22, 2002 with Li Tzar Kai, Richard which constituted unlisted physically settled equity derivatives; and (ii) 5,600,000 underlying shares in respect of share options granted by the Company to Michael John Butcher as beneficial owner, the details of which are set out in the section headed “Share Option Scheme” below.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.
6.	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.
(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES (continued)

B. Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was taken as at June 30, 2003 to have short positions held pursuant to equity derivatives in respect of an aggregate of 299,067,565 underlying shares, representing 6.43 percent of the total issued share capital of the Company, details of which are as follows:

(a)

a short position in respect of 62,397,600 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holder has the right to call for the delivery of 62,397,600 shares in the Company;

(b)

a short position in respect of 229,411,765 underlying shares in the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 229,411,765 shares in the Company;

(c)

a short position in respect of 775,200 underlying shares in the Company which arose under an agreement entered into with Michael John Butcher, such interest constituted, for the purposes of the SFO, a short position under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to Michael John Butcher in two equal annual installments on April 3, 2004 and April 3, 2005; and

(d)

through PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard – see above) a short position in respect of 6,483,000 underlying shares in the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares in the Company will be transferred to So Chak Kwong, Jack in three equal annual installments commencing from the first anniversary of his employment with the Company.

2.   Interests in Associated Corporations

(a)

Internet Ventures Technologies Limited (“IVTL”), a company wholly-owned by Li Tzar Kai, Richard, held Japanese Yen 199,752,000 of exchangeable notes issued by CyberWorks International B.V., an associated corporation of the Company, and exchangeable into an aggregate of 609,000 ordinary shares in Pacific Century CyberWorks Japan Co., Ltd. (“PCCW Japan”), an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard had, through his controlled corporation, IVTL, an interest in 609,000 underlying shares, representing 0.57 percent of the issued share capital of PCCW Japan, under unlisted physically settled equity derivatives.

(b)

Chung Cho Yee, Mico had, by virtue of being a beneficiary under a trust, an interest in 400,500,000 ordinary shares, representing 7.60 percent of the issued share capital of iLink Holdings Limited, an associated corporation of the Company.

(c)

PCG and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$14,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard had, through his controlled corporations, PCG and PCIHL, an aggregate interest in US$18,000,000 of convertible bonds issued by PCCW Capital Limited.

Save as disclosed above, none of the directors, the chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

General Information

SHARE OPTION SCHEME

On September 20, 1994, the Company approved a share option scheme (the “Scheme”) under which the board of directors may, at their discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the options which have been granted under the Scheme during the period ended June 30, 2003 are as follows:

1.          Outstanding options at January 1, 2003 and at June 30, 2003

					Number of options

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2003	Outstanding at 06.30.2003
	(Notes 1 & 2)	(Note 1)	(Note 1)	(Note 3)	(Note 3)

Directors
Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to 08.17.2004	08.17.2003 to 08.17.2009	11.7800	2,134,000	2,134,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	3,200,000	3,200,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	3,200,000

Cheung Wing Lam, Linus	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	3,200,000

Peter Anthony Allen	08.28.1999	08.17.2000 to 08.17.2002	08.17.2000 to 08.17.2009	11.7800	272,000	272,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	178,600	178,600
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	178,600	178,600

Alexander Anthony Arena	08.28.1999	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	11.7800	3,200,000	3,200,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,600,000	1,600,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,600,000	1,600,000

John Todd Bonner	11.13.1999	08.17.2000 to 10.25.2004	08.17.2000 to 10.25.2009	22.7600	1,000,000	(Note 10)
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	480,000	(Note 10)
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	480,000	(Note 10)

Michael John Butcher	05.28.2002	04.29.2003 to 04.29.2007	04.29.2003 to 04.29.2012	9.9500	5,600,000	5,600,000

Chung Cho Yee, Mico	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	11.7800	3,575,200	3,575,200
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,060,000	1,060,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,060,000	1,060,000

SHARE OPTION SCHEME (continued)

1.          Outstanding options at January 1, 2003 and at June 30, 2003 (continued)

					Number of options

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2003	Outstanding at 06.30.2003
	(Notes 1 & 2)	(Note 1)	(Note 1)	(Note 3)	(Note 3)

Employees
In aggregate	08.17.1999 to 09.15.1999	(Note 4)	08.17.2000 to 08.17.2009	11.7800	15,567,056	14,898,256

	10.25.1999 to 11.23.1999	(Note 4)	10.25.2000 to 10.25.2009	22.7600	5,409,200	4,709,200

	12.20.1999 to 01.18.2000	(Note 4)	12.20.2000 to 12.20.2009	33.5600	216,000	—

	02.08.2000 to 03.08.2000	02.08.2001 to 02.08.2003	02.08.2001 to 02.08.2010	75.2400	86,700	86,700

	08.26.2000 to 09.24.2000	(Note 5)	(Note 5)	60.1200	4,915,000	4,279,400

	10.27.2000 to 11.25.2000	(Note 6)	(Note 6)	24.3600	14,746,202	13,950,202

	01.22.2001 to 02.20.2001	(Note 7)	(Note 7)	16.8400	17,472,978	15,080,898

	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	18.7600	86,700	86,700

	04.17.2001 to 05.16.2001	(Note 8)	(Note 8)	10.3000	3,794,200	3,623,280

	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	9.1600	744,760	713,000

	08.03.2001	Fully vested on 03.31.2002	03.31.2002 to 08.01.2011	16.8400	800,000	—

	09.27.2001	09.27.2001 to 09.07.2003	09.27.2001 to 09.07.2011	6.8150	3,600,000	3,600,000

	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	8.6400	292,000	292,000

	05.10.2002	(Note 4))	04.11.2003 to 04.11.2012	7.9150	231,700	231,700

	06.19.2002	(Note 9)	(Note 9)	10.0900	579,000	579,000

	08.01.2002	08.01.2003 to 08.01.2005	08.01.2003 to 07.31.2012	8.0600	200,000	200,000

	11.13.2002	11.13.2003 to 11.13.2005	11.13.2003 to 11.12.2012	6.1500	7,120,000	7,040,000

Others	02.20.2001	Fully Vested on 01.22.2002	01.22.2002 to 01.31.2004	16.8400	480,000	480,000

	10.11.2002	Fully vested on 10.11.2002	10.11.2002 to 10.10.2007	8.6165	1,200,000	1,200,000

General Information

SHARE OPTION SCHEME (continued)

2.        Options granted during the period ended June 30, 2003
         During the period under review, no share options were granted to the directors or employees of the Group.

3.        Options exercised during the period ended June 30, 2003
         During the period under review, no share options were exercised by the directors or employees of the Group.

4.        Options cancelled or lapsed during the period ended June 30, 2003

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed (Note 11)

Directors

John Todd Bonner (Note 10)	22.7600	–	1,000,000
	60.1200	–	480,000
	16.8400	–	480,000

Employees

In aggregate	11.7800	–	668,800
	22.7600	–	700,000
	33.5600	–	216,000
	60.1200	–	635,600
	24.3600	–	796,000
	16.8400	–	2,392,080
	10.3000	–	170,920
	9.1600	–	31,760
	16.8400	–	800,000
	6.1500	–	80,000

Notes:

1.	All dates are shown month/day/year.
2.

Due to the large number of employees participating in the Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.

3.	The exercise price per share and the number of share options outstanding as at January 1, 2003 have been adjusted as a result of the share consolidation of the Company on January 8, 2003.
4.

These options vest in installments during a period starting from the first anniversary of the offer date of such options (“Offer Date”) and ending on either the third or fifth anniversary of the Offer Date inclusive.

5.

These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

6.

These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

7.

These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

8.

These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

SHARE OPTION SCHEME (continued)

9.

These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

10.

John Todd Bonner retired as a director of the Company on May 22, 2003. His outstanding 1,000,000 options at an exercise price of HK$22.7600 per share, 480,000 options at an exercise price of HK$60.1200 per share and 480,000 options at an exercise price of HK$16.8400 per share lapsed following his retirement.

11.	The number of options which lapsed during the period have been adjusted to reflect the effect of the share consolidation of the Company during the period.

Save as disclosed above, none of the directors or chief executive of the Company or their spouses or children under 18 years of age, had any right to subscribe for equity or debt securities of the Company, or had exercised any such right during the period.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at June 30, 2003, the following persons (other than directors or the chief executive of the Company) were substantial shareholders of the Company (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (“Listing Rules”)) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests

PCRD	1	1,529,550,253	32.87%
PCG	2	1,550,697,953	33.32%

Short Positions

PCRD	3	291,809,365	6.27%
PCG	3	291,809,365	6.27%

Notes:

1.

These interests represented: (i) PCRD’s beneficial interests in 1,526,094,302 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 45.09 percent owned subsidiary, PCIHL, in 2,776,951 underlying shares in respect of US$14,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company.

2.

These interests represented: (i) PCG’s beneficial interests in 20,354,286 shares and 793,414 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCG’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33 percent of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3.

PCG was taken to have short positions in the same underlying shares held by its controlled corporation, PCRD, under the SFO pursuant to the arrangements as described in the section headed “Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures”.

General Information

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at June 30, 2003, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests

Intel Pacific, Inc.	1	239,279,495	5.14%
Intel Capital Corporation	2	291,703,219	6.27%
Intel Corporation	3	291,703,219	6.27%

Short Positions

Intel Pacific, Inc.	1	135,279,496	2.91%
Intel Capital Corporation	2	291,703,219	6.27%
Intel Corporation	3	291,703,219	6.27%

Notes:

1.	Intel Pacific, Inc. held an interest and a short position in these shares by reason of acting as a trustee (other than a bare trustee).
2.

Intel Capital Corporation held an interest and a short position in 135,279,496 shares of the Company by way of security and interests and short positions in an aggregate of 156,423,723 shares as beneficial owner. Intel Capital Corporation also had an interest in 114,821,323 shares and a short position in 52,423,723 shares pursuant to certain unlisted physically settled equity derivatives.

3.	The interests and short positions of its wholly-owned and controlled corporations, Intel Pacific, Inc. and Intel Capital Corporation (see Notes 1 and 2 above) were attributable to Intel Corporation.

Save as disclosed above in this section and the previous section headed “Interests and Short Positions of Substantial Shareholders”, the Company had not been notified of any other person (other than directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at June 30, 2003.

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY

Chapter 14 of the Listing Rules requires listed companies to disclose details of transactions that fall into certain categories, to publish an announcement and/or issue a circular to shareholders giving information about those transactions and, in the case of certain material transactions or certain transactions with connected persons (as defined in the Listing Rules), to obtain the prior approval of shareholders in respect of the relevant transaction. Certain categories of transactions are not subject to any disclosure or approval requirements under Chapter 14 of the Listing Rules.

The Company has negative net tangible assets as a result of the requirement under the relevant accounting standards to write-off to reserves HK$172,014 million goodwill arising from the acquisition of certain subsidiaries, including the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) in August 2000. The negative net tangible asset value of the Company does not arise as a result of operational losses.

As a result of the negative net tangible asset value of the Company as described above, difficulties arise in relation to those provisions of the Listing Rules which require comparisons to be made on the basis of its net tangible assets or net assets. Accordingly, the Company has since 2000 applied for and was granted waivers and concessions by the Stock Exchange with respect to certain provisions of the Listing Rules. Details of the waivers and concessions `granted by the Stock Exchange during 2000, 2001 and 2002 were set out in the Company’s 2001 and 2002 annual reports. Details of the concessions granted by the Stock Exchange for the year 2003 (as modified following the announcement of the Company’s interim results for the six months ended June 30, 2003) are described below.

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY (continued)

Adoption of De-minimis Concession and Modified Calculation Concession

On April 3, 2003, the Stock Exchange approved the Company’s application for the continued application of (A) the De-minimis Concession and (B) the Modified Calculation Concession, each of which is described in the Company’s announcement dated April 7, 2003 (the “April 7 Announcement”) for the purposes of, amongst other things, determining the “assets test” and the “consideration test” (the “Relevant Tests”) under rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules and the net tangible assets or net assets (as applicable) under rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules.

Details of the application of the De-minimis Concession and Modified Calculation Concession were set out in the April 7 Announcement. Following the announcement of the Company’s interim results for the six months ended June 30, 2003, the applicable thresholds for the purpose of the Relevant Tests have been modified as detailed in the Company’s announcement dated September 3, 2003 and as described below.

1.	Application of De-minimis Concession

The De-minimis Concession is such that each transaction carried out in the ordinary course of business of the Group which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1 million, would be considered as de-minimis. The Relevant Tests will not apply to such a transaction.

2.	Application of Modified Calculation Concession
The Stock Exchange has approved the Company to apply the “modified assets tests” and “modified consideration test” under the Modified Calculation Concession as follows:

A.	Modified Assets Test and Modified Consideration Test for the purposes of Notifiable Transactions

Based on the Company’s Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the percentage ratios and monetary thresholds against which the “gross assets less intangibles and current liabilities of the asset to be acquired or realized” for the “assets test” and the “consideration for the asset to be acquired or realized” for the “consideration test” are to be determined for the purposes of the Modified Calculation Concession to ascertain the applicable type of notifiable transactions (other than connected transactions) for the purposes of Chapter 14 of the Listing Rules are as follows:

a.	ratio of 5 percent or above but below 15 percent (approximately HK$2,058 million or above but below approximately HK$6,174 million) – the requirements for discloseable transactions apply;
b.	ratio of 15 percent or above but below 25 percent (approximately HK$6,174 million or above but below approximately HK$10,290 million) – the requirements for major transactions apply;
c.	ratio of 25 percent or above (approximately HK$10,290 million or above) – the requirements for very substantial acquisitions apply; and
d.

for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions apply if the ratio is less than 5 percent (approximately HK$2,058 million).

For the avoidance of doubt, the “profits test” and “equity test” remain applicable to the Company.

General Information

APPLICATION OF CHAPTER 14 OF THE LISTING RULES TO THE COMPANY (continued)

Adoption of De-minimis Concession and Modified Calculation Concession (continued)

B.	Modified Assets Test Only while Maintaining the Percentage Ratios Prescribed under the Relevant Listing Rules

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine any relevant disclosure and/or shareholder approval requirements relating to these rules:

•	Paragraph 17(2) of Appendix 7A;
•	Paragraph 5.1 of Practice Note 13;
•	Paragraph 3(e)(ii) of Practice Note 15;
•	Paragraph 36 of Appendix 16; and
•	Paragraph 1.3 of Practice Note 19.
Since the numerator and denominator are using the same modified basis, there has been no need to change the current percentage ratios prescribed under these rules.

C.	Modified Assets Test and Different Percentage Ratios

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession has been adopted as the basis for comparison to determine any relevant disclosure and/or shareholder approval requirements. In addition, percentage ratio thresholds prescribed under these rules have been amended as a result of the change in basis:

•	Paragraph 15.2 of Appendix 16 – ratio of 1 percent;
•	Paragraph 23 of Appendix 16 – ratio of 5 percent;
•	Paragraph 3.2.1 of Practice Note 19 – ratio of 8 percent;
•	Paragraph 3.2.2 of Practice Note 19 – ratio of 3 percent; and
•	Paragraph 3.3 of Practice Note 19 – ratio of 8 percent.

D.	Modified Assets Test to Connected Transactions

In relation to references to net tangible assets or net assets, as applicable, set out in rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules (which relate to connected transactions), the basis set out in the modified assets test under the Modified Calculation Concession has been adopted. In addition, the percentage ratio thresholds to determine any relevant disclosure and/or shareholder approval requirements relating to these rules have been amended as follows:

a.	in rule 14.24(5) the applicable threshold is the higher of either:
(i)	HK$1 million, or
(ii)	0.01 percent of the modified assets basis.
Based on the Company’s Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$4.12 million.
b.	in rule 14.25(1) the applicable threshold is the higher of either:
(i)	HK$10 million, or
(ii)	1 percent of the modified assets basis.
Based on the Company’s Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold in sub-item (ii) above is equal to approximately HK$412 million.
c.	in rule 14.25(2)(b)(i) the applicable threshold is 5 percent of the modified assets basis.
Based on the Company’s Unaudited Condensed Consolidated Balance Sheet as at June 30, 2003, the relevant threshold is equal to approximately HK$2,058 million.

Period for which the De-minimis Concession and the Modified Calculation Concession will apply

The Stock Exchange’s approval for the use of the De-minimis Concession and the Modified Calculation Concession described above remains in effect until the publication or the due date of publication of the Company’s next annual report, whichever is earlier.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the six months ended June 30, 2003.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the unaudited interim financial statements of the Group for the six months ended June 30, 2003 and holds regular meetings throughout the year.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered in this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules save that the non-executive directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

Investor Relations

LISTINGS

The Company’s securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company has filed an annual report for the year ended December 31, 2002 on Form 20-F with the SEC. A copy of the Form 20-F may be obtained from our website or Investor Relations office.

Additional information and specific enquiries concerning the Company’s ADRs should be directed to the Company’s ADR Depository at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

COMPANY SECRETARY

Fiona Nott

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877

REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre
183 Queen’s Road East, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITORY

Citibank, N.A.
American Depositary Receipts (ADR)
111 Wall Street
New York, NY 10005 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Email: citibank@shareholders-online.com

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com

PCCW LIMITED
39/F, PCCW TOWER, TaiKoo Palace, Quarry Bay, Hong Kong
T: +852 2888 2888 F: +852 2877 8877 www.pccw.com
PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
With an ADR listing on the New York Stock Exchange (NYSE: PCW)